                                                          Exhibit 99.2

For Immediate Release                     For Further Information Contact
Thursday, May 3, 2001                     Robert E. Phaneuf
                                          Vice President - Corporate Development
                                          (918) 592-0101



              VINTAGE PETROLEUM, INC. REPORTS 83 PERCENT INCREASE
                          IN FIRST QUARTER NET INCOME

     Tulsa, Oklahoma - Vintage Petroleum, Inc. today announced 2001 first quarter net income of $70.7 million, or $1.10 per share. This compares to net income of $38.3 million, or $0.60 per share, in the same quarter last year which has been restated to include the SEC mandated change in inventory policy. A significantly improved price for gas and a 15 percent increase in oil and gas production from the first quarter of 2000 resulted in a 48 percent increase in oil and gas revenues over the year-ago quarter.

     Oil and gas production for the quarter rose 15 percent to 7.3 million equivalent barrels (BOE) from 6.4 million BOE in last year's period. Oil production during the first quarter of 2001 grew 13 percent over the same quarter last year to 5.1 million barrels and natural gas posted an 18 percent increase to 13.3 Bcf over the same period. Most of the increase in total production is attributable to acquisitions made in Canada and Argentina subsequent to the first quarter 2000, development drilling in Argentina and an improvement in Bolivia market takes.

     The average price received for gas was substantially higher than the average price received in the year-ago quarter. The average price of gas rose 166 percent to $5.86 per Mcf in the quarter compared to $2.20 per Mcf in the first quarter last year. The average realized price of oil, inclusive of the impact of hedges, remained nearly the same as in last year's quarter at $25.38 per barrel.

     The combination of a higher average price for gas and a 15 percent increase in production resulted in oil and gas sales rising to $206.9 million, a 48 percent increase over the $139.5 million in

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last year's quarter. The effect of higher production and average gas prices also translated into substantially higher total revenues of $275.5 million compared to $162.4 million in the year-ago quarter.

     Lease operating costs per BOE rose 17 percent to $6.56 per BOE compared to $5.59 per BOE in last year's first quarter. These increases resulted from higher costs for oilfield services, increased lease power and fuel costs, and certain repair costs. General and administrative expense was $1.64 per BOE compared to $1.41 per BOE in the prior year's quarter primarily as a result of additional personnel costs associated with increased oil and gas capital expenditure levels. Exploration expense at $2.2 million stayed nearly level with last year's $2.3 million. Depreciation, depletion and amortization expense on a per BOE basis increased 11 percent to $3.78 compared to $3.40 in last year's quarter. Interest expense declined 19 percent to $10.9 million from $13.4 million in response to lower outstanding borrowings.

     Cash flow before all exploration expenses and working capital changes for the first quarter was $116.6 million compared to $70.0 million in the year-ago quarter.

Exploration and Exploitation Update

North America

     The company continues to meet with success in its Mid-Continent program. The Colt 1-12 exploratory well in the Mid-Continent area of the United States has successfully extended the Marlow/Velma field approximately two miles to the southeast of the successful Hoxbar Granite Wash wells drilled in 2000. The Colt 1-12 was drilled to a depth of 13,000 feet and tested at a net daily rate of 2.2 MMcf (5.0 MMcf, gross). Development work continues on this play with three recently drilled wells that are not yet completed: the Defender 2-24, the Machete 1-34 and the Pistol 2-6. The Defender 2-24 and the Pistol 2-6 are offset wells to two successful exploratory wells in the Hoxbar Granite Wash program of 2000, the Defender 1-24 and the Pistol 1-6. This exploratory and development program is scheduled to continue throughout 2001.


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     Activity continues to build in the company's Galveston Bay program.  The
State Tract 224 #1 exploratory well in the Red Fish Reef area of Galveston Bay will be drilled after the completion of the State Tract 77 #2 development well which is currently drilling. The 17,000-foot exploratory well in the Little Temple/Little Lake area of Southern Louisiana is still planned for the third quarter of 2001.

     The company has established a successful drilling program in Canada on prospects developed through its 2000 acquisition of Cometra Energy (Canada) Ltd. Two wells in the Malmo area of Canada were drilled and encountered significant hydrocarbon pay in a separate Devonian reef seismic feature. Both of these wells are scheduled to go on production in July when necessary pipeline and surface facilities are completed.

     The successful Milo West discovery well in British Columbia has been drilled, tested and tied in ready for production. In the Milo Pine Point "A" gas pool, two additional development wells have been completed and placed on production. The third development well was temporarily suspended due to the end of the winter drilling season. This increases the active well count in the Milo area from two to five wells and raises the current net daily gas production to a total of 6.6 MMcf (23 MMcf, gross). Current allocated pipeline capacity limits total production to the gross rate of 23 MMcf per day. Plans for the next winter work season include completion of the suspended Milo development well, the possible drilling of a new development well in the Milo West field, additional exploration prospecting and a planned facility expansion, allowing for increased production from Vintage wells in the Milo area.


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International

Trinidad

     The first of two exploration wells operated by Vintage has spud in the onshore Central Block of the Southern Basin in Trinidad. The Carapal Ridge No. 1 was spud in April and is drilling to a projected total depth of 9,000 feet to test the prolific Miocene-aged Herrera turbidite sandstone formation. The structural play was developed from analysis of a complex fold and thrust fault system using new 3-D seismic information.

     The Corosan No. 1 will spud immediately after the Carapal Ridge to test a separate structural closure also targeting the Herrera formation. Completion and testing operations will commence after the wells are logged and cased. Estimated time to drill, case and test both wells is between three and four months. A third well is planned for late 2001 or early 2002 based on analysis of the first two wells. Target reserve sizes for each of these wells is approximately 10 million barrels of oil equivalent. Vintage, as operator, owns a 45 percent working interest during the exploration phase and a 36 percent working interest during development.

South America

     Vintage added a third drilling rig in April to expand its successful drilling campaign in the San Jorge Basin in Argentina. The development plans for 2001 call for the drilling of 75 wells in the basin. Further, plans call for a fourth rig to initiate at mid-year the drilling of six horizontal wells in the Cuyo Basin. In Bolivia, the focus will continue to be the monetization of the existing reserves through the continued development of new markets.

     Vintage drilled the Nantu 4 development well in Ecuador during the first quarter. The well is producing 130 barrels per day of 20 degree gravity crude oil net to Vintage's interest and will be produced into the SOTE pipeline under Vintage's current allowable of 4,050 barrels of oil per day. In addition, the company is initiating a 3-D seismic shoot covering 120 square miles (300 square kilometers) on a portion of its Blocks 14, 17 and Shiripuno. The seismic acquisition is designed to



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refine drilling prospects in preparation for the initiation of a drilling program planned to commence in 2002 to build deliverability concomitant with the anticipated opening of the OCP pipeline targeted in 2003.

Yemen

     The government of Yemen has given approval to proceed with additional 3-D seismic work. This work is scheduled to begin in the second half of 2001 and will cover at least 160 square miles (200 square kilometers) on trend with the Dhahab and Al-Nasr fields that are currently producing oil at a combined daily rate in excess of 50,000 barrels.

Vintage to Webcast Conference Call

     The company's first quarter conference call to review financial and operating results, the Genesis acquisition, revision to the capital budget and revised targets for 2001 will be broadcast on a listen-only basis over the internet on Thursday, May 3 at 3 p.m. central time. Interested parties may access the live webcast by visiting the Vintage Petroleum, Inc. website at

www.vintagepetroleum.com and selecting the "microphone icon" or accessing the
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call at www.streetevents.com and selecting "Individual Investor Center" in the
        --------------------
upper right hand corner of the page. A replay of the call will be available for 7 days at www.vintagepetroleum.com and at www.streetevents.com following the
          ------------------------        --------------------
completion of the call. To listen to the event, participants will need a multimedia computer with speakers and the Real Player plug-in installed. For best results, download from www.real.com and test the software at least one day
                            ------------
prior to the call. Vintage Petroleum, Inc. is unable to provide technical support for downloading software.

Forward Looking Statements

     This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address estimates of proved oil and gas reserves, future production and costs, exploration drilling, including targeted reserve sizes,


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exploitation activities and events or developments that the company expects are forward-looking statements. Although Vintage believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

     Vintage Petroleum is an independent energy company engaged in the acquisition, exploitation, exploration and development of oil and gas properties and the marketing of natural gas and crude oil. Company headquarters are in Tulsa, Oklahoma, and its common shares are traded on the New York Stock Exchange under the symbol VPI.





                                -Table Follows-

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                    ----------------------------------------
                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------
                    (In thousands, except per share amounts)
                                  (Unaudited)

                                                                                        Three Months Ended
                                                                                             March 31,
                                                                             --------------------------------------
                                                                                    2001                 2000
                                                                             -----------------     ----------------
REVENUES:
  Oil and gas sales                                                                   $206,879             $139,524
  Gas marketing                                                                         59,323               18,462
  Oil and gas gathering                                                                  8,109                3,418
  Other income                                                                           1,179                  987
                                                                             -----------------     ----------------

                                                                                       275,490              162,391
                                                                             -----------------     ----------------

COSTS AND EXPENSES:
  Lease operating, including production taxes                                           47,856               35,575
  Exploration costs                                                                      2,203                2,304
  Gas marketing                                                                         57,326               17,527
  Oil and gas gathering                                                                  8,355                2,668
  General and administrative                                                            11,979                9,003
  Depreciation, depletion, and amortization                                             27,591               21,613
  Interest                                                                              10,917               13,415
                                                                             -----------------     ----------------

                                                                                       166,227              102,105
                                                                             -----------------     ----------------

     Income before income taxes and cumulative effect
       of change in accounting principle                                               109,263               60,286
                                                                             -----------------     ----------------

PROVISION FOR INCOME TAXES:
  Current                                                                               22,238               14,228
  Deferred                                                                              16,327                6,352
                                                                             -----------------     ----------------

                                                                                        38,565               20,580
                                                                             -----------------     ----------------
 Income before cumulative effect of change in
   Accounting principle                                                                 70,698               39,706

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE, net of income taxes of $644                                                     -               (1,422)
                                                                             -----------------     ----------------

NET INCOME                                                                            $ 70,698             $ 38,284
                                                                             =================     ================

BASIC INCOME PER SHARE:
  Income before cumulative effect of change in accounting principle                   $   1.12             $    .63
  Cumulative effect of change in accounting principle                                        -                 (.02)
                                                                             -----------------     ----------------


  Net income                                                                          $   1.12             $    .61
                                                                             =================     ================


DILUTED INCOME PER SHARE:
  Income before cumulative effect of change in accounting principle                   $   1.10             $    .62
  Cumulative effect of change in accounting principle                                        -                 (.02)
                                                                             -----------------     ----------------

  Net income                                                                          $   1.10             $    .60
                                                                             =================     ================


Weighted Average Common Shares Outstanding:
  Basic                                                                                 62,898               62,412
                                                                             =================     ================
  Diluted                                                                               64,055               63,788
                                                                             =================     ================

                                -Table Follows-

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                    ----------------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------
                          (In thousands, except shares
                             and per share amounts)
                                  (Unaudited)

                                  A S S E T S

                                                                                            March 31,             December 31,
                                                                                               2001                   2000
                                                                                       ------------------     ------------------
CURRENT ASSETS:
  Cash and cash equivalents                                                                    $   61,717             $   19,506
  Accounts receivable -
     Oil and gas sales                                                                            110,756                146,770
     Joint operations                                                                               7,802                  6,267
  Derivative financial instruments                                                                  4,644                      -
  Prepaids and other current assets                                                                16,794                 13,946
                                                                                       ------------------     ------------------

       Total current assets                                                                       201,713                186,489
                                                                                       ------------------     ------------------

PROPERTY, PLANT AND EQUIPMENT, at cost:
  Oil and gas properties, successful efforts method                                             1,759,632              1,734,003
  Oil and gas gathering systems and plants                                                         19,644                 19,252
  Other                                                                                            20,989                 19,636
                                                                                       ------------------     ------------------

                                                                                                1,800,265              1,772,891

  Less accumulated depreciation, depletion and amortization                                       695,682                667,837
                                                                                       ------------------     ------------------

                                                                                                1,104,583              1,105,054
                                                                                       ------------------     ------------------

OTHER ASSETS, net                                                                                  48,381                 46,854
                                                                                       ------------------     ------------------

                                                                                               $1,354,677             $1,338,397
                                                                                       ==================     ==================


         L I A B I L I T I E S  A N D  S T O C K H O L D E R S'  E Q U I T Y

CURRENT LIABILITIES:
  Revenue payable                                                                              $   57,427             $   60,519
  Accounts payable - trade                                                                         30,858                 43,225
  Current income taxes payable                                                                     62,745                 43,187
  Short-term revolving debt                                                                         5,629                  3,400
  Other payables and accrued liabilities                                                           48,348                 61,961
                                                                                       ------------------     ------------------

     Total current liabilities                                                                    205,007                212,292
                                                                                       ------------------     ------------------

LONG-TERM DEBT                                                                                    399,257                464,229
                                                                                       ------------------     ------------------

DEFERRED INCOME TAXES                                                                              51,443                 33,252
                                                                                       ------------------     ------------------

OTHER LONG-TERM LIABILITIES                                                                         3,731                  3,767
                                                                                       ------------------     ------------------

STOCKHOLDERS' EQUITY, per accompanying statement:
  Preferred stock, $.01 par, 5,000,000 shares authorized,
     zero shares issued and outstanding                                                                 -                      -
  Common stock, $.005 par, 160,000,000 shares authorized,
     62,961,966 and 62,801,416 shares issued and outstanding, respectively                            315                    314
  Capital in excess of par value                                                                  321,018                319,893
  Retained earnings                                                                               372,258                303,449
  Accumulated other comprehensive income                                                            1,648                  1,201
                                                                                       ------------------     ------------------

                                                                                                  695,239                624,857
                                                                                       ------------------     ------------------

                                                                                               $1,354,677             $1,338,397
                                                                                       ==================     ==================

                                -Table Follows-

                    VINTAGE PETROLEUM, INC. AND SUBSIDIARIES
                    ----------------------------------------
                             SUMMARY OPERATING DATA
                             ----------------------
                                  (Unaudited)

                                                                                Three Months Ended
                                                                                    March 31,
                                                                    ----------------------------------------
                                                                          2001                     2000
                                                                    ---------------         ----------------

Production:
  Oil (MBbls) -
     U.S.                                                                     2,185                    2,223
     Argentina                                                                2,476  (a)               1,921  (b)
     Ecuador                                                                    337  (a)                 329  (b)
     Bolivia                                                                     23  (a)                  18  (b)
     Canada                                                                      59                        -
        Total                                                                 5,080  (a)               4,491  (b)

  Gas (MMcf) -
     U.S.                                                                     8,561                    8,642
     Argentina                                                                2,042                    1,483
     Bolivia                                                                  1,867                    1,126
     Canada                                                                     830                        -
        Total                                                                13,300                   11,251

  Total MBOE                                                                  7,297                    6,366

Average price:
  Oil (per Bbl) -
     U.S.                                                                   $ 25.68  (c)             $ 24.32  (d)
     Argentina                                                                26.05  (c)               27.24
     Ecuador                                                                  17.98                    23.94
     Bolivia                                                                  30.66                    27.55
     Canada                                                                   26.39                        -
        Total                                                                 25.38  (c)               25.55  (d)

  Gas (per Mcf) -
     U.S.                                                                   $  7.85                  $  2.36
     Argentina                                                                 1.45                     1.90
     Bolivia                                                                   1.97                     1.39
     Canada                                                                    4.89                        -
        Total                                                                  5.86                     2.20

____________________
(a) Total production for the three months ended March 31, 2001, before the impact of changes in inventories was 5,163 MBbls (Argentina - 2,544 MBbls, Ecuador - 350 MBbls, Bolivia - 25 MBbls).

(b) Total production for the three months ended March 31, 2000, before the impact of changes in inventories was 4,765 MBbls (Argentina - 2,218 MBbls, Ecuador - 305 MBbls, Bolivia - 19 MBbls).

(c) Reflects the impact of oil hedges which increased the Company's first quarter 2001 U.S., Argentina and total average oil prices per Bbl by $0.62, $1.88 and $1.19, respectively.

(d) Reflects the impact of oil hedges which decreased the Company's first quarter 2000 U.S. and total average oil prices per Bbl by $1.18 and $0.58, respectively.




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